WEIL, GOTSHAL & MANGES LLP
                                767 Fifth Avenue
                               New York, NY 10153
                                 (212) 310-8000
                              Fax: (212) 310-8007







                                 March 26, 2007





VIA EDGAR:
---------
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:        Ms. Julia E. Griffith

Re:      Comverse Technology, Inc. (the "Company")
         (SEC File No. 005-39315)
         Schedule TO-I filed March 2, 2007
         ---------------------------------

Dear Ms. Griffith:

Reference is made to the letter dated March 19, 2007 (the "Comment Letter") to Mr. David E. Zeltner, setting forth the comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") on the above-referenced Schedule TO. We are submitting this letter in response to the Staff's comment contained in the Comment Letter. For ease of reference, we have repeated the Staff's comment in bold text preceding our response.

Enclosed with this letter is the statement from the Company requested in the Comment Letter.

OFFER TO PURCHASE
-----------------

General
-------

1. WE NOTE YOUR DISCLOSURE THAT YOU EXPECT TO ANNOUNCE THE COMPANY'S UNAUDITED FINANCIAL RESULTS FOR THE FISCAL YEAR ENDED JANUARY 31, 2007 THIS WEEK. PLEASE TELL US WHY YOU BELIEVE THAT THE INFORMATION YOU EXPECT TO FURNISH TO SHAREHOLDERS WITH RESPECT TO THE COMPANY'S FINANCIAL POSITION IS SUFFICIENT TO ALLOW THEM TO MAKE AN INFORMED INVESTMENT DECISION.

Securities and Exchange Commission
March 26, 2007
Page 2



         Subsequent to the formation of a Special Committee and the commencement of an investigation with respect to stock option practices and related accounting matters ("Phase I") in March 2006, the Company had previously disclosed only sales, cash and cash equivalents, backlog and debt. The Special Committee substantially has concluded its investigation of matters related to Phase I and, in its press release issued on March 22, 2007, the Company has now been able to disclose, subject to certain caveats described therein, preliminary unaudited selected financial information, including sales, income from operations and operating margin presented in accordance with generally accepted accounting principles ("GAAP"). The same metrics were also disclosed on an adjusted (non-GAAP) basis, accompanied by a reconciliation to the most comparable GAAP measure. In addition, the Company disclosed cash and cash equivalents, backlog, outstanding debt and its belief that aggregate historical sales and total cash flows as previously reported are not likely to materially change.

         The information provided in the Company's March 22, 2007 press release is substantially greater than the information it was previously able to provide. The Company believes that the information concerning the Company's financial position, performance and status of its internal investigations disclosed in such press release, under current circumstances, should provide investors with a reasonable basis for making an informed investment decision.

If the Staff has any questions regarding the foregoing responses, they should call the undersigned at 212-310-8220.

                                               Sincerely,

                                               /s/ David E. Zeltner

                                               David E. Zeltner




cc:      Paul L. Robinson, Executive Vice President,
           Chief Operating Officer and General Counsel of
           Comverse Technology, Inc.
         Harvey Goldschmid, Weil, Gotshal & Manges LLP

                                 ACKNOWLEDGEMENT
                                 ---------------



Comverse Technology, Inc. (the "Company") hereby acknowledges to the Securities and Exchange Commission (the "Commission"):

o The Company is responsible for the adequacy and accuracy of the disclosure in the filing (Schedule TO-I filed March 2, 2007);

o Staff comments or changes to disclosure in response to Staff comments in filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.



                                            COMVERSE TECHNOLOGY, INC.


                                            By: /s/ Paul L. Robinson
                                                -------------------------------
                                                Name:  Paul L. Robinson
                                                       Executive Vice President,
                                                       Chief Operating Officer
                                                       and General Counsel